BioCorRx Inc.

2390 East Orangewood Avenue, Suite 575

Anaheim, California 92086

December 9, 2019

VIA EDGAR

Gregory Dundas, Attorney Advisor

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	BioCorRx Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-229690)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-229690), together with all exhibits thereto, initially filed with the Commission on February 14, 2019 (the “Registration Statement”).

The Company has determined at this time not to proceed and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Registration Statement was not declared effective and no securities were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements.

Respectfully,

BioCorRx Inc.

By:	/s/ Lourdes Felix
Name:	Lourdes Felix
Title:	Chief Financial Officer